impact capital

Australia's Leading Legal Lender

F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Sydney
Melbourne
Perth
Auckland

1 December 2008

08006224

SEC No. 82-34925

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

SUPPL

Dear Sir/ Madam,

The attached paper relates to a submission by the Company under Rule 12g3-2(b) in respect to the month of November 2008.

Sincerely,

Alison Hill

PROCESSED
DEC 16 2008
THOMSON REUTERS

SEC Mail Processing Section
DEC 08 2008
Washington, DC
106

Impact capital
Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland

ASX / MEDIA RELEASE 21 November 2008

2008 Annual General Meeting
Chairman's Address

As Chairman of your Board of Directors I once again welcome shareholders to this meeting.

I am delighted to report that in deteriorating economic conditions Impact Capital Limited has achieved an excellent result in the year ended 30th June 2008 demonstrated by the following:

- 58% increase in normalised pre-tax operating profit;
- 50% increase in net interest income; and
- 65% increase in gross loan book

These results are a testimony to Management and staff concentrating on the Company's core business and not being distracted by external matters and influences that are beyond their influence or control. I congratulate our Management team for their dedication and leadership throughout the year.

Apart from these impressive financial results I would also like to draw attention to several other highlights:

- Firstly, the fact that the Company has retained all its key personal - a key indicator in all companies that enjoy sustained success;
- Secondly, the increase in the company's debt facilities from A$50M to A$55M on more flexible terms under a facility that is in place until September 2010. I take this opportunity to thank Bank West for their ongoing support of our Company and its robust business model; and
- Thirdly, the successful sale of its passive investment in Impact Holdings (UK) Plc. Our Company now has a transparent balance sheet that will stand it in good stead in the current economic conditions and into the future.

In my report to shareholders in 2007 I made mention of the credit crisis that had begun to engulf global markets. Much has occurred since that time with economic conditions weakening rapidly and credit risk being the focus of many businesses. In this regard I am pleased to report that the Board and Management has conducted a rigorous review of the Company's Credit Policy and Procedures and has implemented a number of strategies to mitigate the increased risk associated with these uncertain and volatile times. I can also report that the actual unaudited impairment expense for the quarter ended 30 September 2008 remains in line with expectations.

Impact capital

Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland

The effective discharge of Corporate Governance responsibilities by Directors and Management is of paramount importance at all times however comes sharply into focus in volatile economic conditions. Accordingly, the Board, through its Risk Committee, has commenced a review of the existing governance framework to ensure it remains appropriate for the management of the many governance obligations imposed on publicly listed corporations.

At the 2007 Annual General Meeting I advised shareholders that the Board had formulated a dividend policy for the Company and set out the key elements of the policy. At this point in time the Board has not yet determined whether or not to pay a dividend to shareholders in the 2009 financial year. A decision in this regard will be made in due course having regard to the position of the Company and the prevailing market conditions.

I would like to take this opportunity to thank my fellow directors; the Management team, our wonderful staff; our customers and of course our shareholders for their continued support.

I look forward to a positive and exciting year ahead for the Company under its new name and brand -Ask Funding Limited. The change of company name heralds another chapter in the evolution of this Company into an Event Lender in the consumer finance market in Australia and New Zealand.

I thank you for your attention and invite shareholders to take the opportunity to ask questions of Russell Templeton or myself after Russell's presentation.

I will now hand you over to our Managing Director and Chief Executive Officer who will provide some more details on the results for the 2008 financial year and the outlook for 2009.

Kenneth Rich
Chairman
21 November 2008

IMPACT CAPITAL LIMITED

(ASX:ICD)

PRESENTATION BY RUSSELL TEMPLETON
MANAGING DIRECTOR AND CEO
2008 ANNUAL GENERAL MEETING

2008 ANNUAL GENERAL MEETING

Overview of FY08

- Financial results
- Business results

Outlook for FY09

- Economic conditions
- Risk management
- Debt facilities
- Financial results

Questions

Overview of FY08: Financial Results

	FY08	FY07	Change
Revenue (net interest & fees)	$8.96m	$5.96m	+50%
Normalised operating profit before tax[1]	$3.96m	$2.51m	+58%
Gross loan book	$65.3m	$39.6m	+65%
Basic EPS on normalised NPAT[1]	4.2 cents	2.7 cents	+55%
NTA per share	30.4 cents	27.8 cents	+7%
Normalised ROE[1]	14.9%	9.8%	+52%
Efficiency ratio[2]	51%	52%	+2%

[1] Excludes gains / losses / impairments attributable to investment in UK.
[2] Calculated as cash expenses to net interest and fee income.

Overview of FY08: Business Results

Goals	Result
Position the Company as Australasia's key "Event Lender"	Achieved
Increase market & geographical penetration	Achieved
Improve service delivery for clients & distribution networks	Achieved
Review branding strategies & increase direct exposure to potential clients	Achieved
Secure, motivate and enhance opportunities for key staff	Achieved
Re-investment in systems to ensure facilitation of growth	On-going

Outlook for FY09: Economic Conditions

- Economic conditions have significantly deteriorated since 30 June 2008
- Continued uncertainty within global and local markets both as to duration and severity of effects despite recent monetary and fiscal stimulus
- Access to new or increased lines of capital is likely to remain constrained, particularly for small corporates, regardless of specific company performance
- Demand for core products of the Company continues unabated and is by nature materially resistant to the deteriorating economic conditions
- Average term of Matrimonial loans and advances made by the Company is likely to increase with some reduced liquidity of asset pools particularly property assets

Outlook for FY09: Risk Management

The Board and Management have implemented strategies to mitigate the increased risk associated with current uncertain and volatile conditions:

- Reduced LVR (Loan to Value Ratio) to counter falling asset prices and rising average term of loans
- Increased focus on likely term of litigation and relative liquidity of underlying asset pool
- Minimum credit ratings required for insurance companies and self-insured corporates (personal injury advances only)
- Strong product class, loan and borrower diversification

Outlook for FY09: Debt Facility

- **No debt refinancing events until FY10**
- **FY09 forecast based on current available capital (debt & equity)**
- **FY09 forecast within bank covenants**

Debt facility		
Debt facility limit	$55.5m	
Debt facility expiry	Sept-10	3 year term
Margin and facility fees	230bpts	On fully drawn facility
Hedged Portion of core debt	30 - 75%	Hedge instruments to be in place for 2H FY09

Outlook for FY09: Financial Results

	FY09 (E)	FY08 (A)	Change[2]
Normalised operating profit before tax[1]	$4.9m - $5.2m	$3.96m	+24%
Gross loan book	$72m - $74m	$65.3m	+10%
Basic EPS on normalised NPAT	5.3 cents	4.2 cents	+26%
Normalised ROE	18.7%	14.9%	+26%
Efficiency ratio[3]	47%	51%	+8%

[1] Excludes gains / losses / impairments attributable to investment in UK.
[2] Calculated on basis of low end of forecast range provided.
[3] Calculated as cash expenses to net interest income and fees.

Questions?

FINANCIAL STATEMENTS AND REPORTS

To consider the Financial Statements of the Company and its controlled entities for the year ended 30 June 2008 and the related Directors Report, Directors' Declaration and Auditors' Report.

RESOLUTION 1 - ordinary resolution

To re-elect a director, Mr. KR Rich, retiring by rotation in accordance with the Company's Constitution, and being eligible offers himself for re-election.

	Proxy Votes	%
FOR	34,013,825	99.7%
AGAINST	19,045	0.1%
OPEN	95,133	0.3%

RESOLUTION 2 – special resolution

That, with effect on and from the date that ASIC alters the details of the Company's registration in accordance with S157 of the Corporations Act, the name of the Company is changed to "ASK Funding Limited".

	Proxy Votes	%
FOR	33,672,616	98.7%
AGAINST	355,909	1.0%
OPEN	95,133	0.3%

RESOLUTION 3 – non binding resolution

To adopt the Directors' Remuneration Report which covers directors and executives of the Company and its controlled entities as set out in the Directors' Report for the year ended 30 June 2008.

	Proxy Votes	%
FOR	30,738,671	97.2%
AGAINST	795,398	2.5%
OPEN	95,133	0.3%

DISCLAIMER

Issued by Impact Capital Limited ABN 22 094 503 385. The information contained in this presentation is given in good faith and has been prepared from information believed to be reliable and accurate. It is information in summary form and does not purport to be complete.

This presentation may contain forward looking statements about estimates and outcomes which may be affected by internal and external factors and involve known and unknown risks which may cause actual results and business performance to differ from those expressed or implied in such statements. No assurance or guarantee is, or should be taken to be, given in relation to the future business performance or the likelihood that the assumptions, estimates or outcomes will be achieved.

It is not intended that the material in this presentation be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered with or without professional advice, when deciding if an investment is appropriate.

Impact capital

IMPACT CAPITAL LIMITED
(ASX:ICD)

PRESENTATION

2008 ANNUAL GENERAL MEETING

Impact capital
Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Brisbane
Sydney
Melbourne
Perth
Auckland

ASX / MEDIA RELEASE **21 November 2008**

RESULTS OF ANNUAL GENERAL MEETING

In accordance with Rule 3.13.2 and S251AA(2) of the Corporations Act, the following information is provided regarding the results of the Annual General Meeting of shareholders held today at 11am in the offices of WHK Howarth, Level 16, 120 Edward Street, Brisbane.

1. Ordinary Resolution - The re-election of Mr. K.R. Rich as a Director.

The validly appointed proxies in respect of the resolution were voted as follows:

For	Against	Open	Abstain
34,013,825	19,045	95,133	400

The resolution was passed on a show of hands.

2. Special Resolution - The change of company name to "Ask Funding Limited".

The validly appointed proxies in respect of the resolution were voted as follows:

For	Against	Open	Abstain
33,672,616	355,909	95,133	4,745

The resolution was passed on a show of hands.

3. Non-Binding Resolution –Adoption of the Remuneration Report.

The validly appointed proxies in respect of the resolution were voted as follows:

For	Against	Open	Abstain
30,738,671	795,398	95,133	2,499,201

The resolution was passed on a show of hands.

By order of the Board
Alison Hill
Company Secretary

END